Exhibit 99.2

RISKS FACTORS

Risks Related to Our Company and Our Industry

We currently have a significant amount of debt outstanding.  Our substantial indebtedness may limit our future financing capabilities and could adversely affect our business, financial condition and results of operations.

We currently have a significant amount of debt outstanding.  As of March 31, 2012, our short-term bank borrowings, including the current portion of long-term bank borrowings, totaled $1,557.1 million, and our long-term bank borrowings totaled $148.7 million.  As of March 31, 2012, the outstanding principal amounts of our 2013 convertible notes and IFC convertible loan were approximately $541.0 million and $50.0 million, respectively. Our debt could have a significant impact on our future operations and cash flow, including:

•                  making it more difficult for us to renew short-term bank loan facilities and significantly increasing our borrowing costs as a significant portion of our short-term bank borrowings are in RMB from Chinese commercial banks, who may tighten their credit policies and control the overall liquidity available to business and enterprises;

•                  making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our long- and short-term credit facilities should we be unable to obtain extensions for any such facilities before they mature;

•                  triggering an event of default if we fail to comply with any of our payment or other obligations including financial covenants contained in our debt agreements, which could result in cross-defaults causing all or a substantial portion of our debt to become immediately due and payable;

•                  reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and adversely affecting our ability to obtain additional financing for these purposes;

•                  potentially increasing the cost of any additional financing;

•                  limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy;

•                  putting pressure on our ADS price due to concerns of our inability to repay our debt and making it more difficult for us to conduct equity financings in the capital markets; and

•                  placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flow in the future or to refinance such debt.  We cannot assure you that our business will generate sufficient cash flow from operations to enable us to meet our obligations under our outstanding debt and to fund other liquidity needs.  If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek additional equity or debt financing.  The sale of additional equity securities could result in dilution to our ADS holders.  The incurrence of additional indebtedness would result in increased interest rate risk and debt service obligations, and could result in operating and financing covenants that would further restrict our operations.  In addition, the level of our indebtedness and the amount of our interest payments could limit our ability to obtain the financing required to fund future capital expenditure and working capital.  A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness.  We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern.

As of December 31, 2011, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $522.9 million.  Due to the weakening industry environment, lower prices, and our capital expenditure expansion efforts from 2008 through 2010, our liquidity has been negatively impacted.  In light of those developments, we financed a substantial portion of our capacity expansion by relying on short-term borrowings.

We are in need of additional funding to sustain our business as a going concern, and we have formulated a plan to address our liquidity problem. Our liquidity plan includes:

•      obtaining additional bank financing;

•      using available credit facilities to roll-forward short-term borrowings;

•      obtaining funding from the issuance of additional equity or debt, subject to market conditions; and

•      reorganization of our business and monetizing our non-core assets.

We cannot assure you that we will successfully execute our liquidity plan.   If we do not successfully execute this plan, we may not be able to continue as a going concern. The failure of any of the liquidity plan events could materially and adversely affect our financial condition, results of operations and business prospects.

Trade protectionism actions filed with the regulatory authorities in United States, European Union or elsewhere around the world could result in the imposition of additional duties and tariffs on the importation of crystalline silicon photovoltaic cells from China to each respective national market.  Any determination of duties and tariffs against importation of our modules into the United States and Europe could render us unable to sell modules in these countries that could impact our sales, business operations, competitiveness, and profitability.

On October 19, 2011, various U.S. manufacturers, including SolarWorld and other unnamed claimants, filed a trade petition against China-based producers of solar panels with the U.S. International Trade Commission (the “ITC”) and the U.S. Department of Commerce (the “DOC”).  Such petition sought to impose additional duties and tariffs of up to 250% on the importation of crystalline silicon photovoltaic cells from China to the United States.  On March 20, 2012, the DOC made a preliminary determination that countervailing duties of 2.9% to 4.73% should be imposed on imports of crystalline silicon photovoltaic cells from China imported on or after December 27, 2011.  The DOC’s preliminary ruling imposed countervailing duties of 2.9% on imports from our PRC subsidiary, Wuxi Suntech Power Co., Ltd. The DOC has instructed Customs and Border Protection to require a cash deposit or the posting of a bond equal to the estimated preliminary subsidy rates reflected in the DOC’s preliminary subsidies determination.  Moreover, it is expected that in May 2012, a preliminary determination of antidumping duties on imports of crystalline silicon photovoltaic cells produced into the United States will also be announced.

In addition, we export a substantial amount of our products to Europe.  There have been statements that the European Union may seek to initiate subsidy and anti-dumping investigations against the importation of photovoltaic cells or modules from China.  Any preliminary or final determination of additional duties and tariffs to be imposed on importation of our PV cell or module products into the United States, Europe or elsewhere around the world could render our products less competitive and undercut our current and future sales and business operations in the relevant markets.  If additional duties or tariffs are imposed on crystalline silicon photovoltaic cells or modules imported from China, we could also be forced to cancel or terminate existing contracts and agreements and face liabilities for any breaches of contract, termination fees, damages (including liquidated damages) and/or attorney fees that could materially adversely affect our sales, business operations, competitiveness and profitability.

We require a significant amount of cash to fund our operations as well as to meet future capital requirements and repurchase our convertible notes.  If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.

                        We require a significant amount of cash to fund our operations, including offering credit sales to our customers and making prepayments to suppliers to secure our polysilicon and silicon wafer requirements.  We also require cash to meet our future capital requirements in general, which are difficult to plan in the rapidly changing PV industry, and to repurchase our 2013 convertible notes.  In particular, we estimate our capital expenditures in 2012 to be in the range of $120 million to $150 million, which will mainly be used to upgrade our equipment, improve our product performance and maintain our installed cell and module production capacity of 2,400 MW and our installed wafer capacity of 1,600 MW. We also require cash to fund our research and development activities so as to remain competitive in the future.  Future acquisitions, expansions or market changes or other developments may cause us to require additional funds.  Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•                  our financial condition, results of operations and cash flows;

•                  general market conditions for financing activities by manufacturers of PV and related products; and

•                  economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.

A significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. Failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

                                 We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. Our relationships with such key customers have been developed over a short period of time and are generally in their early stages. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. In addition, our business is affected by competition in the market for the products that many of our major customers sell, and any decline in the businesses of our customers could reduce the purchase of our products by these customers. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable are derived from sales to a limited number of customers. As of December 31, 2009, 2010, and 2011, our five largest outstanding accounts receivable balance accounted for approximately 42.6%, 18.2%, and 26.5%, respectively, of our total outstanding accounts receivable. We are exposed to the credit risk of these customers, some of which are new customers with whom we have not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

A significant reduction or elimination of government subsidies and economic incentives or change in government policies may have a material adverse effect on our business, results of operations and prospects.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar energy.  In many countries where we are currently active or intend to become active, the PV markets, particularly the market of on-grid PV systems, would not be commercially competitive without government incentives.  This is because currently the cost of generating electricity from solar energy exceeds, and we believe in many markets will continue to exceed for several years, the costs of generating electricity from conventional or non-solar renewable energy sources.

The scope of the government incentives for solar energy depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country.  Governments in many of our key markets, most notably Italy, Germany, Spain, the United States, France, South Korea, Taiwan, India, Japan and China have provided subsidies and economic incentives to encourage the use of renewable energy such as solar energy to reduce dependency on conventional fossil fuels as a source of energy.  These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar energy products, including PV products.

Government subsidies and incentives for solar energy were reduced in a few countries in 2011 and may be further reduced or eliminated in the future.  For example, PV power generation capacity in Italy and Germany constituted a major portion of the world’s total installed PV power generation capacity, largely due to government policies that provided market incentives and established favorable feed-in tariff rates.  However, both countries reduced their support for solar energy and feed-in-tariff programs in 2011.  The Italian government announced in May 2011 that it would set caps on the capacity of solar photovoltaic installations and the spending on solar energy installations above 1 MW.  As a result, we experienced a sharp cutback in sales and shipments to customers in Italy in 2011.  The government debt problems in Italy could lead to further decreases to solar energy subsidies in 2012 and beyond.  The German government announced in early 2011 that it could cut solar feed-in tariffs by up to 30% starting in March or April 2012.  Subsequently, in early 2012, the German government announced (i) cuts to the feed-in tariff effective March 2012 from approximately 20% for small residential rooftops to 29% for utility scale projects of less than 10 MW, and (ii) an end to feed-in tariffs for utility scale installations greater than 10 MW, with a grace period for projects with construction permitted before March 9, 2012.  Reductions in solar energy incentives and feed-in tariff programs may result in an oversupply of solar panel inventories as well as a significant fall in the price of and demand for PV products.  In 2011, sales to Germany and Italy accounted for 20.0% and 4.8% of our total net revenues, respectively.  We believe that in the time of uncertainty with political and policy developments, competition among solar manufacturers could become fierce.

In the United States, the renewable energy cash grant program under the American Recovery and Reinvestment Act of 2009 (the “1603 cash grant”) allowed taxpayers to receive from the U.S. Treasury Department a cash grant in the amount of 30% of the basis of the property eligible for solar energy if construction work began prior to December 31, 2011.  The 1603 cash grant program was used heavily in 2010 and 2011 in the U.S., but the grant expired on December 31, 2011 and was not extended.  The expiration of the 1603 cash grant program could adversely affect solar energy installations in the U.S., especially for small developers and residential-commercial projects that used to benefit from the incentives and lower costs under the cash grant.

In addition, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the current global economic slowdown may affect the fiscal ability of governments to offer certain types of incentives such as tax credits at the level previously targeted, if at all.  Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy.  A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters.  Any new government regulations or utility policies pertaining to our PV modules may result in significant additional expenses to us, our customers, our resellers and their customers and, as a result, could cause a significant reduction in demand for our products.

The decline of polysilicon prices resulted in an increase in the global supply of PV modules and may cause substantial downward pressure on the price of our products and reduce our revenues, earnings and profit margins.

The prices of polysilicon and silicon wafers have been subject to significant volatility. Historically, increases in the price of polysilicon had increased our production costs.  Since the first half of 2010, as a result of the growth of newly available polysilicon manufacturing capacity worldwide, there has been an increased supply of polysilicon in the market, which has driven down the price of polysilicon as the essential raw material for PV cell and module products.  Since the second half of 2011, the prices of polysilicon and silicon wafers further fell significantly.  As the polysilicon raw materials became more accessible to many producers, the global production and supply of PV cell and module products has also experienced a considerable growth, which consequently imposed substantial downward pressure on the price of PV module products, including those of ours.  From 2009 to 2011, the prices of PV products declined. We cannot assure you that the supply of PV cells and modules will not further increase or the prices of PV module products will not experience continued downward pressure due to the oversupply in the market.

In addition, if our cost of polysilicon and silicon wafers become higher than the spot prices on the market or those available to our competitors, we may not be able to pass such relatively higher costs to our customers.  As a result, our revenues, earnings and profit margins, as well as our business and results of operations in general, could be materially and adversely affected.  See also “—Our ability to adjust our raw materials costs may be limited as a result of our multi-year supply agreements previously entered into with many of our polysilicon and silicon wafer suppliers, which may make it difficult for us to respond in a timely manner to rapidly changing market conditions, and therefore could materially and adversely affect our cost of revenues and profitability”.

We may be adversely affected by volatile market and industry trends; in particular, the demand for our PV products may decline, which may reduce our revenues and earnings.

We are affected by solar energy market and industry trends as well as macro-economic factors.  For example, the prices of PV products have declined since the first half of 2010 due primarily to lower prices of polysilicon during this time and increased manufacturing capacity for PV products. As the impact of the global economic crisis subsided through 2011, the combination of increased demand and growth from new markets and buyers, such as the United States, Canada, China, India, and Thailand),and decreased average selling prices of PV products contributed to an overall increase in demand for PV products in 2011.  The demand for PV products is also influenced by macroeconomic factors such as the global economic conditions, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry.  A decrease in oil prices, for example, may reduce demand for investment and consumption in alternative energy.  A global economic downturn, which affects the availability of financing, may also contribute to decreased sales and shipments of PV products and the slowdown of the solar project market segments.  Any negative market and industry trends could materially and adversely affect our business, financial condition and results of operations.

Our ability to adjust our raw materials costs may be limited as a result of our supply agreements previously entered into with many of our polysilicon and silicon wafer suppliers, which may make it difficult for us to respond in a timely manner to rapidly changing market conditions, and therefore could materially and adversely affect our cost of revenues and profitability.

We terminated or significantly amended nearly all of our multi-year supply agreements.  For example, in 2011, we terminated our multi-year supply agreement with MEMC Electronics Materials, Inc. (“MEMC”), for which we recorded an accounting charge of $120 million.  However, we still purchase raw materials through supply agreements.  If the prices of polysilicon or silicon wafers continue to decrease in the future, we may not be able to adjust our materials costs or manage our cost of revenues effectively.  In the event that our raw material costs become higher than that of our competitors who are able to procure polysilicon and silicon wafers at lower prices, our business and results of operations could be materially and adversely affected.

In the event we acquire more raw materials than we can fully utilize pursuant to these supply agreements, we may have significant inventory build-up and may have to make further provisions for our commitments and inventory write-downs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.  In addition, during the course of renegotiating these supply agreements, we may be subject to litigation if mutual agreement cannot be reached between us and our suppliers, or may agree to provide cash compensation to terminate certain supply agreements.  For example, in May 2010, one of our suppliers, QCells SE, filed an approximately €16.4 million suit in Germany against our subsidiary, Suntech Power Japan Corporation, for alleged breach of a long term supply agreement.  See “Company Information — H. Legal and Administrative Proceedings” in Exhibit 99.1 to this report on Form 6-K.  We cannot assure you that the outcome of any such potential litigation would be in our favor.  Such litigations may be costly and may divert management attention as well as other resources away from our business, and could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

Our future success substantially depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs.  Our ability to achieve such goals is subject to a number of risks and uncertainties.

Our future success depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs. Our efforts to reduce our manufacturing costs include lowering our silicon and non-silicon material costs, improving manufacturing productivity, and adopting additional lean manufacturing processes.  If we are unable to achieve these goals, we may be unable to decrease our costs per watt, maintain our competitive position or improve our profitability.  Our ability to achieve such goals is subject to significant risks and uncertainties, including:

•                  our ability to renegotiate our existing supply agreements;

•                  delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as long lead times or delays with certain equipment vendors relating to equipment required to establish our Pluto technology production lines;

•                  our ability to address safety and quality issues;

•                  delays or denial of required approvals by relevant government authorities; and

•                  diversion of significant managerial and other resources by non-operational matters such as litigations.

If we are unable to establish or successfully make improvements to our manufacturing facilities or to reduce our manufacturing costs, or if we encounter any of the risks described above, we may be unable to improve our business as planned.  Moreover, we cannot assure you that even if we achieve our goals of improving management and reducing cost, we will not otherwise fail to cope with the general market trends such as the decreases of prices for PV products, or to generate sufficient customer demand for our PV products.

We may from time to time be required to provide guarantees by commercial banks that finance certain projects undertaken by our related parties, and may need the consent of the commercial banks to conduct certain transactions, and may be subject to liabilities and performance obligations for the financial obligations of our related parties if they fail to make repayments to the commercial banks.

In May 2010, we consummated an arrangement in which we guaranteed payment obligations under finance facilities provided by China Development Bank to Solar Puglia II, S.ar.L, an investee company of GSF, in the amount of approximately €554.2 million.  In addition, as additional security to China Development Bank, we are required to maintain cash collateral accounts with a commercial bank in Luxembourg in an amount equal to one installment payment of amounts due under the finance facilities amounting to approximately €30.0 million.  Events of default under the finance facilities include failure to pay amounts due on any payment date, failure of the borrower to comply with its financial covenant, failure by the borrower to comply with other provisions of the agreement subject to a 10 day cure period, any cross default by the borrower on other financial indebtedness in excess of €1.0 million, bankruptcy or other events of insolvency, and any material adverse change in the business, property, liabilities, operations, prospects or financial condition of the borrower or us, or the ability of the borrower or us to perform its obligations under the agreement.  As of December 31, 2011, approximately 145MW of power plants have been completed, of which approximately 143MW have been connected to the grid.  As security for our obligations under the guarantee, we received a pledge of €560.0 million in German government bonds from GSF Capital Pte Ltd., the parent of the general partner of GSF.

Any repayment failure or default event of GSF investee companies under a financing or lease agreement could lead to a repayment obligation on our company and could have a material adverse affect on our business, financial condition, results of operations and prospects.

The GSF investment equity income is based upon assumptions, modeling and inputs from GSF management and may need to be adjusted or written-off in the future if those assumptions, modeling and inputs change.

We account for our investment in GSF using the equity method of accounting.  GSF is subject to investment company accounting under AICPA investment company guidelines, and it accounts for its investments in investee companies at fair value.  As a result, GSF records its investments at fair value and recognizes changes in the fair value of such investments in earnings.  The fair value of GSF investee companies has approximated cost before the completion of the construction phase.  Subsequent to construction completion, the fair market values of its investee companies are determined by applying the discounted cash flow method.  Key assumptions used in the discounted cash flow models include estimated power output during the life of the project, government feed-in tariff rates, estimated operational costs during the life of the project, cost of capital discount rate, project lifetime, and income tax ratio.  All of these assumptions and inputs involve a significant degree of GSF management’s judgment.  Despite GSF management’s intention to establish accurate estimates and reasonable assumptions, actual results could differ materially from these estimates and assumptions.  Also, because the valuation assumptions involve a significant amount of GSF management’s judgment, the fair values of GSF investee companies, as reflected in GSF’s net asset value, do not necessarily reflect the prices that would actually be realized upon sale or disposition.  If amounts realized are at values significantly lower than the fair values at which investments have been recorded, we would be required to record losses on our equity investment in GSF.  In addition, changes in values attributed to GSF investments from quarter to quarter may result in volatility in our equity in net earnings (loss) of affiliates that we report from period to period.  Also, a situation where asset values turn out to be materially different than values reflected in prior periods could cause GSF stakeholders, including banks, and current and potential investors, to lose confidence in GSF, which in turn could result in difficulty in raising additional funds for GSF’s future investments.

Fluctuations in exchange rates have had, and could continue to have, an adverse effect on our results of operations.

A substantial portion of our sales are currently denominated in Euros and U.S. dollars, with the remainder in Renminbi, Japanese Yen and other currencies.  A substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in other currencies.  Fluctuations in currency exchange rates have had, and could continue to have, an adverse effect on our results of operations.  Changes in foreign exchange rates may affect the prices of our products sold, our revenues earned, expenses paid and materials purchased in foreign currencies.

Many of our European sales contracts are denominated in Euros rather than U.S. dollars, and therefore we recorded foreign exchange losses accordingly. In 2011, we recognized a net foreign currency exchange loss of $38.2 million, primarily due to the depreciation of the Euro during the second half of year 2011. The Euro may continue to depreciate against the U.S. dollar in 2012, which may result in further foreign exchange losses for us.  Foreign exchange losses may have a material adverse effect on our operating results.  In addition, depreciation of the Euro also had a negative impact on the average selling prices of our products reported in U.S. dollar terms.  We cannot predict the impact of future exchange rate fluctuations on our results of operations and may continue to incur net foreign currency losses in the future.  Although we intend to reduce the effect of exchange rate exposure through hedging arrangements, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.  Continued fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro and Japanese Yen, could result in foreign exchange losses and affect our profit margins.  Also, in 2011, the Renminbi continuously appreciated against US dollars.  Most of our manufacturing facilities are located in China, and a significant portion of our manufacturing costs are Renminbi dominated.  If the Renminbi continues to appreciate against the US dollar, it may have a significant impact on our manufacturing costs in US dollar terms.

In addition, our financial statements are expressed in U.S. dollars, but some of our subsidiaries use different functional currencies, such as Renminbi, Japanese Yen and Euros.  The value of your investment in our ADSs will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries.  To the extent we hold assets denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange gain while any depreciation will likely result in an exchange loss when we convert the value of these assets into U.S. dollar equivalent amounts.  On the other hand, to the extent we have liabilities denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange loss while any depreciation will likely result in an exchange gain when we convert the value of these liabilities into U.S. dollar equivalent amounts.  For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes.  As a result, substantial unfavorable changes in foreign currency exchange rates could have a substantial adverse effect on our financial condition and business results.

We may not be able to accurately forecast customer demand by product type, which could render us unable to fulfill customer orders or could cause us to incur costs associated with carrying excess raw materials.

We rely on internal forecasts of customer demand to plan for the type and volume of products to be manufactured and the timing of such production, and to estimate the type and volume of raw materials (especially polysilicon and silicon wafers) to purchase and the timing of such purchases .  If our internal forecasts do not accurately anticipate customer demand, the level of which may vary for a variety of reasons beyond our control, we may incur costs associated with carrying excess raw materials and/or inventory or not having sufficient raw materials and/or inventory available to fill customer orders, and our business and results of operations could be materially and adversely affected.

It may be difficult to maintain our internal production capabilities for silicon wafers and ingots or to achieve acceptable yields and product performance as a result of manufacturing problems.

We increased our internal production capabilities for silicon wafers and silicon ingots through the acquisition of Rietech.  As of December 31, 2011, we substantially completed the acquisition of Rietech and reached an installed capacity of approximately 1,600 MW for manufacturing wafers and ingots.  We have limited prior operational experience in silicon wafer and ingot production and will face significant challenges in maintaining our internal production capabilities.  The technology is complex and requires costly equipment and the hiring of highly skilled personnel.  We also need to continue to enhance and modify the manufacturing process to improve output and product performance.  Microscopic impurities, such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture silicon wafers can cause a percentage of the silicon wafers to be rejected, which would negatively affect our yields.  We may also experience production difficulties that cause delays and lower than expected output.

We may not be able to manage our expanded operations effectively, and our results of operations for any historical periods may not indicate our future performance and growth.

We commenced business operations in May 2002 and have since expanded rapidly.  We have increased our annualized manufacturing capacity of PV cells from 10 MW in 2002 to 2,400 MW in 2011.  Through acquisition we also built up the wafer and ingot production capacity of 1.600 MW as of December 31, 2011.  To manage the growth of our operations, we will be required to upgrade and improve our operational and financial systems, procedures and controls, grow our manufacturing capacity and operations, and expand, train and manage our employees and staff.  We have opened offices in local markets where we have limited operational experience and rely on our local management.  In 2011, we continued our efforts to localize our sales and marketing efforts in key markets, which has previously included building regional headquarters such as in Schaffhausen (which is outside of Zurich) for Europe, San Francisco for the United States and Dubai for the Middle East.  Additionally, we had previously opened a number of local sales offices including in Australia, Germany, Italy, Korea and Spain, and hired local sales personnel to further develop key relationships and support our growth in targeted markets.  We also increased production operations at our module factory in Goodyear, Arizona in 2011 to more effectively serve the U.S. market.  Failure to effectively manage our local offices and our local management could have a material adverse effect on our business, financial condition and results of operations.  Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties.  We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our scale.  If we are unable to manage our scale effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

In addition, we have a limited operating history.  With the rapid growth of the PV industry, we have experienced a high growth rate since 2002.  However, we have announced that we expect to maintain cell and module production capacity at 2,400 MW and wafer capacity at 1,600 MW in 2012.  As such, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects.  We may not be able to achieve a similar growth rate in future periods.  Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

Advance payments we have provided to our polysilicon and silicon wafer suppliers as well as improved credit terms we have provided for our customers expose us to the credit risks of such suppliers and customers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

Most of our supply agreements require us to provide prepayments of a portion of the total contract price to our suppliers, or letters of credit or other forms of credit support with respect to payments without receiving collateral for such payments. While we have sought to renegotiate the terms of advance payments provided to our polysilicon and silicon wafer suppliers, we cannot assure you that we will be able to obtain significantly improved terms, if any, for all our supply agreements.  As a result, our claims for such payments are unsecured claims, which expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy.  We will suffer losses if such suppliers fail to fulfill their delivery obligations under the contracts.  Our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments.  In 2011, we fully impaired remaining prepayments we had made to each of Nitol Solar and Shunda Holdings aggregating approximately $21.1 million.  Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

We had benefited from the low interest rate, abundant credit environment prior to the current lending environment that allowed our customers to obtain credit to purchase our products and to finance their projects utilizing our products on attractive terms.  Given the tightening of the credit markets, we have extended credit to many new and existing customers or provided them with improved credit terms, including increased credit limits and extended due dates.  Such improved credit terms to our customers created additional demands on our working capital.  In addition, some of these customers are new customers with whom we did not have extensive history of business dealings.  The failure of any of our new or existing customers to meet their payment obligations under the credit terms granted would materially and adversely affect our financial position, liquidity and results of operations.

The reputation and value of the Suntech brand may decline due to the sale of counterfeit merchandise by infringers.

The Suntech brand is an essential asset to our sales and success of our business in general, and we take appropriate actions to protect our trademarks and brand.  We actively pursue those who manufacture or sell counterfeit Suntech products through investigations and civil actions, and we also cooperate with criminal law enforcement agencies to protect our rights.  However, our enforcement actions have not prevented or stopped the imitation and counterfeit of our products or the infringement on our trademark, and counterfeit Suntech products remain available in many markets.  In recent years, there has been an increase in counterfeit products in various markets by unauthorized dealers, including those sold through the internet.  The continued sales of counterfeit products could have an adverse effect on the Suntech brand by damaging our brand and undermining our reputation for quality products, which will render our products less desirable to our customers and the market and result in our loss of sales and profits.

We face intense competition from other companies producing solar energy and other renewable energy products.

The PV market is intensely competitive and rapidly evolving.  The number of PV product manufacturers is rapidly increasing due to the growth of actual and predicted demand for PV products and the relatively low barriers to entry.  If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to maintain or increase our revenues and market share.

Some of our competitors have established more prominent market positions, and if we fail to attract and retain customers and establish successful distribution networks in our target markets for our products, we will be unable to increase our sales.  Our competitors include PV divisions of large conglomerates such as Sharp Corporation, PV cell manufacturers such as JA Solar, as well as integrated manufacturers of PV products such as First Solar, Inc. SunPower Corporation, Trina Solar and Yingli Solar.  Some of our competitors have become vertically integrated to operate both upstream polysilicon and silicon wafer manufacturing and downstream PV system integration.

We may also face competition from new entrants to the PV market, including those that offer newer technological solutions or have greater financial resources.  A significant number of our competitors, including First Solar, Inc., are developing or currently producing products based on newer PV technologies, including thin film PV module, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies.  A widespread adoption of any of these technologies could result in a rapid decline in our position in the renewable energy market and our revenues if we fail to adopt such technologies.  Furthermore, the entire PV industry faces competition from conventional energy and non-solar renewable energy providers.  Due to the relatively high energy production costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do.  Our competitors’ greater size in some cases provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices.  For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade polysilicon and silicon wafers and solar grade polysilicon and silicon wafers from the same supplier.  As a result, those competitors may have stronger bargaining power with the supplier and have an advantage over us in negotiating favorable pricing, as well as securing polysilicon and silicon wafer supplies in times of shortages.  Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases.  In addition, many of our competitors have well-established relationships with our current and potential distributors and have extensive knowledge of our target markets.  As a result, they may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can.  Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipate, our sales may not continue to increase or may even decline, and we may be unable to sustain profitability.

The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain.  Market data in the PV industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time.  If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to maintain sufficient capacity utilization of our facilities, grow our business or generate sufficient revenues to sustain our profitability.  In addition, demand for PV products in our targeted markets, including China and the United States, may not develop or may develop to a lesser extent than we anticipate.  Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:

•                  the cost and availability of credit, loans and other funding mechanisms to finance the installation and maintenance of PV systems, particularly in the current economic environment;

•                  capital expenditures by end users of PV products which tend to decrease when the economy slows down;

•                  fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil, coal, natural gas and other fossil fuels;

•                  cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;

•                  performance and reliability of PV products compared to conventional and other non-solar energy sources and products;

•                  environmental concerns related to solar power plants and other local permit issues

•                  availability of government subsidies and incentives to support the development of the PV industry;

•                  public perception of the direct and indirect benefits of adopting renewable energy technology;

•                  success of other alternative energy generation technologies, such as fuel cells, wind power and biomass; and

•                  deregulation of the electric power industry and the broader energy industry.

Our failure to further improve our technology, develop and introduce new PV products or respond to rapid market changes and technology evolutions in the solar energy industry could render our products uncompetitive or obsolete, and reduce our sales and market share.

We will need to invest significant financial resources in research and development to keep pace with technological advances in the rapidly evolving PV industry and to effectively compete in the future.  Our research and development efforts are focused on improving conversion efficiencies, enhancing production processes to reduce silicon usage per watt, developing in-house manufacturing equipment and improving the ability to utilize lower and less expensive grades of silicon to manufacture wafers.  Research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results.  In addition, a variety of competing PV technologies that other companies may develop could prove to be more cost-effective and have better performance than our PV products.  Therefore, our development efforts may be rendered obsolete by the technological advances of others.  Breakthroughs in PV technologies that do not use crystalline silicon could mean that companies such as us that currently rely on crystalline silicon would encounter a sudden, sharp drop in sales.  Our failure to further improve our technology, develop and introduce new PV products or respond to rapid market changes and technology evolutions in the solar energy industry could render our products uncompetitive or obsolete, and reduce our sales and market share.

Local content preference rules in national or regional markets may undercut our sales and business operations in those particular localities.

The Canadian province of Ontario launched a feed-in-tariff in 2009 conditioned upon local content preferences rules, which require projects that receive financial support in the form of feed-in tariffs to source 50 to 60 percent of their solar equipment and services in Ontario.  Both the European Union and Japan have launched legal challenges against Ontario’s local content preference rules, alleging such rules as protectionist.  Any future measures by national or regional governments to impose similar local or domestic content preference rules in connection with solar energy subsidies might create hurdles for our sales and general business operations in the relevant markets.  It will also hinder our global expansion efforts and materially and adversely affect our performance, growth and prospects.

Our significant international operations subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions in the foreign countries.  If we are unable to effectively manage these risks, our ability to expand our business globally could be materially and adversely affected.

In 2011, we sold 88.2% of our products to customers outside of China. We target to extend our global reach and capture market share through establishment of service networks, manufacturing sites, and logistics centers in the key markets across the world.  Throughout the process of establishing operations in various countries, we could be exposed to risks including political, regulatory, labor, and tax conditions in these foreign countries.  Moreover, we might need to invest heavily in these overseas operations initially in order to attain long term sustainable returns on investments.  These upfront costs incurred could impact our financial performances during initial phases of investment, before profitability can be attained, if at all.  In addition, the international marketing, distribution and sale of our PV products expose us to a number of risks, including:

•                  difficulty with staffing and managing overseas operations;

•                  fluctuations in currency exchange rates;

•                  increased costs associated with developing and maintaining marketing and distribution presence in various countries;

•                  providing customer service and support in these markets;

•                  our ability to manage our sales channels effectively as we expand our sales channels beyond distributors to include direct sales as well as sales to systems integrators, end users and installers;

•                  difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

•                  failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•                  inability to obtain, maintain or enforce intellectual property rights;

•                  trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

Problems with product quality, product performance or workmanship may cause us to incur warranty expenses and may result in unexpected warranty and product liability claims against us, which may damage our market reputation, prevent us from achieving increased sales and market share and materially and adversely affect our financial condition and result of operations

Our standard PV modules were typically sold with a five-year warranty for defects in materials and workmanship. Since April 2011, we extended the warranty period in relation to defects in materials and workmanship from five years to ten years.  Our PV modules also contain a 5, 12, 18 and 25-year standard warranty against power output declines of more than 5.0%, 10.0%, 15.0% and 20.0% of initial nameplate power generation capacity, respectively.  Suntech Japan’s standard PV modules sold in Japan are typically sold with a 10-year warranty for defects in materials and workmanship and a 25-year warranty against declines of more than 10.0% of initial peak power.

The warranty periods of Suntech Japan’s BIPV products vary depending on the nature and specification of each BIPV product. Although Suntech’s BIPV represent a de minimus portion of the panels under warranty, we still have continuing warranty obligations for BIPV products that remain under warranty and these products may contain a higher potential for liability and warranty obligations given that it is a customized product. For certain utility-scale deals in China and the United States, we are required to make a performance guarantee on the energy output of the entire solar power facility for one or three years after commissioning of the solar energy facility.  In certain circumstances, we also provide special warranties to meet our customers’ special requirements, although we generally would impose a surcharge for such customers.

We have sold PV modules since September 2002, and accordingly only a small portion of our PV modules have been in use for more than nine years.  We accrue 0.72% of our Suntech Japan PV module revenues and up to 1.0% of our other PV module revenues as warranty reserve costs at the time revenue is recognized.  As of December 31, 2011, our accrued warranty reserve amounted to $94.1 million.  Because our products and workmanship have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products or workmanship are reasonable.  We perform several tests to expose our PV modules to extreme weather and environmental simulation chambers and in actual field deployments in order to highlight potential failures that would occur over a 25-year warranty period.  We also conduct routine testing for our solar panels. Nevertheless, our PV modules and solar panels have not and cannot be tested in an environment that exactly simulates the 25-year warranty period and it is difficult to test for all conditions that may occur after an installation.

Our warranty provisions may be inadequate, and we may have to incur substantial expenses to repair or replace defective products and provide repairs in the future.  Furthermore, widespread product failures and workmanship defects may damage our market reputation and cause our sales to decline.  In addition, since PV modules are electricity producing devices, it is possible that our modules could result in bodily injury or death, whether by product malfunctions, defects, improper installation or other causes.  We may be subject to warranty and product liability claims in the event that our PV modules fail to perform as expected or if a failure of PV modules results, or is alleged to result, in bodily injury, death, property damage or other expenses.  We cannot predict whether or not product liability claims will be brought against us in the future or the effect of any resulting negative publicity in our business.  We rely on our product liability insurance to cover product liability claims.  However, a successful warranty or product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages. “In 2011, we started to take voluntary remediation measures in connection with certain of our specialty BIPV products used as roofing tiles due to potential risk of fire. In February 2012, the U.S. Consumer Product Safety Commission also approved our remediation plan to correct potentially faulty installations of such BIPV products. In 2011, we incurred an expense of $2,252,633 for costs associated with these remediation efforts.”

In our PV system integration business, we had offered a standard workmanship warranty that included a five-year or a 10-year warranty for defective workmanship or PV system breakdown.  The warranty covers the solar energy generating system and provides for no-cost repair or replacement of the system or system components, including any associated labor cost during the warranty period.  Future product failures for our systems integration business could cause us to incur additional, substantial expenses to repair or replace defective products.  In our PV systems integration business, while we generally passed through manufacturer warranties we received from our suppliers to our customers, we are still responsible for repairing or replacing any defective parts during our warranty period, often including those covered by manufacturers’ warranties.  If the manufacturer disputes or otherwise fails to honor its warranty obligations, our systems integration business may be required to incur substantial costs before we are compensated, if at all, by the manufacturer.  Furthermore, our systems integration warranty may exceed the period of any warranties from our suppliers covering components included in our systems, such as inverters.  As a result, the possibility of future product failures or workmanship defects could cause us to incur substantial expenses and pay damages, which in turn would harm our goodwill and reputation, future sales, financial condition and results of operations.

Our dependence on a limited number of suppliers for a substantial portion of polysilicon or silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities and with the required quality, which could result in order cancellations, penalty payments, decreased revenue and loss of market share.

In 2011, our five largest suppliers supplied in the aggregate approximately 61.6% of our total polysilicon and silicon wafer purchases.  If we fail to develop or maintain our relationships or become involved in disputes with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery.  Problems of this kind could cause us to experience order cancellations, penalty payments, decreased revenue and loss of market share.

In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms.  Some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver.  Any disruption in the supply of polysilicon or silicon wafers, or other components to us may adversely affect our business, financial condition and results of operations.  If any of our suppliers fails to deliver agreed quantities of raw materials, we cannot assure you that we will be able to secure these in a timely manner, or at all, through spot market purchases or new supply contracts, or that the price of such purchases or the terms of such contracts would be favorable to us.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our PV products to a limited number of customers, including value-added resellers such as distributors and system integrators, as well as end users such as project developers.  In 2011, our top 5 and top 10 largest customers accounted for 19.8% and 30.3% of our total net revenues, respectively.  We anticipate that our dependence on a limited number of customers will continue for the foreseeable future.

Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:

•                  reduction, delay or cancellation of orders from one or more of our significant customers;

•                  selection by one or more of our significant distributor customers of alternative products competitive with ours;

•                  loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•                  failure of any of our significant customers to make timely payment for our products.

We need to observe certain financial and other covenants under the terms of our loan agreements, the failure to comply with which would put us in default under those loan agreements.

Our loan agreements contain financial covenants that require us on an annual and semi-annual basis to comply with certain financial covenants, including, but not limited to, debt to EBITDA ratios, debt to asset ratios, and debt to equity ratios.  As of December 31, 2011, we and various of our subsidiaries have not met the financial covenants in all of our commercial bank loans, and we may not be able to comply with those financial covenants from time to time in the future.  In response to such potential breaches, we are currently in discussions with each of the banks to provide us a waiver with respect to these potential breaches, and in the interim we have received oral assurances from each of the commercial banks that they do not intend to declare a default and accelerate such loans.  We cannot assure you that we will be able to continue to receive a waiver from the banks, or that we will comply with the financial covenants under our loan agreements in the future.

If we breach our financial or other covenants and a bank delivers a notice accelerating such loan and demanding immediate repayment, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.  If we are in breach of one or more financial covenants under any of our loan agreements and are not able to obtain waivers from the banks, such breach would constitute an event of default under the relevant loan agreement.  As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which may in turn require us to repay the entire principal amount including accrued interest, and may also result in cross defaults under other borrowing arrangements.  In addition, an event of default under any loan agreement could result in cross-defaults in other loan agreements or notes causing all or a substantial portion of our debt to become immediately due and payable.  However, currently, no default has been declared in any of our loan agreements that could result in a cross default and trigger the acceleration of the maturity of any of our loan agreements.  Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We may enter into joint ventures, consortium agreements or other strategic alliances, which may not be unsuccessful and may subject us to joint and several liabilities and damages for which we are unable to fully manage or control.

Our strategy includes plans to participate in joint ventures, consortiums, or other strategic alliances to win deals and lower the aggregate price on turn-key solar installations and projects.  For example, we entered into a consortium agreement with Zachry Industrial, Inc. in November 2010 to jointly undertake the performance obligations related to the Engineering, Procurement and Construction Agreement, or EPC Agreement, with Sempra Generation.  The amount of revenue or profits that we may derive from these arrangements will be substantially dependent upon our ability to agree with our consortium partners about the management and operation of the consortium agreement.  In addition, even though we cannot control our consortium partner’s performance, we may be jointly and severally liable for all liabilities, damages, and non-performance caused by our consortium partner.  If any liabilities or damages are associated with such projects, there can be no assurance that we will agree with our consortium partner as to who is responsible and liable for those costs or claims.

Our future success depends in part on our ability to undertake strategic transactions, which may include acquisitions,investments and divestments, and to establish and maintain strategic alliances.  Any failure to successfully implement this strategy could have a material adverse effect on our market penetration and revenue growth in future periods.

We intend to continue to evaluate strategic transactions, including acquisitions,investments, divestments and to establish and maintain strategic alliances with third parties in the PV industry.  Our past strategic initiatives included:

•                  focusing on downstream acquisitions, joint ventures and strategic alliances in systems integration and project development, including (i) our acquisition of Suntech Japan (formerly MSK) a leading manufacturer of BIPV systems based in Japan, (ii) our investment in Global Solar Fund, S.C.A, Sicar, or GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector; and (iii) our acquisition of EI Solutions, Inc., a commercial PV systems integration company based in the United States, now part of Suntech America;

•                  investing in upstream suppliers to secure high-quality and low-cost polysilicon and silicon wafers, which included our acquisitions of minority stakes in each of (i) Hoku Scientific, Inc., or Hoku Scientific, (ii) Nitol Solar Limited, or Nitol Solar, (iii) Shunda Holdings Co., Ltd. (Cayman), or Shunda Holdings, (iv) Xi’an Longji Silicon Material Co., Ltd., or Xi’an Longji Silicon, and (v) Rietech,; and

•                  acquiring strategic assets to complement our manufacturing and design capabilities, including (i) our acquisition of KSL-Kuttler Automation Systems GmbH, or KSL-Kuttler, a leading Germany-based manufacturer of automation systems for the printed circuit board industry, and (ii) our acquisition of a majority interest in CSG Solar AG, or CSG Solar, a German company engaged in developing, producing and marketing PV cells on the basis of crystalline silicon on glass technology.

Strategic transactions, including acquisitions, investments, divestments and alliances with third parties could subject us to a number of risks, including:

•                  we may face difficulty in assimilating/disaggregating the operations and personnel of acquired businesses;

•                  we may suffer disruption to our ongoing businesses and distraction of our management in acquiring/divesting;

•                  we may experience difficulty in incorporating acquired technology and rights into our offerings and services;

•                  we may incur unanticipated expenses relating to technology and other integration/separation;

•                  we may fail to achieve additional sales and fail to enhance our customer base through cross-marketing of the combined company’s products to new and existing customers;

•                  our relationships with our current and new employees, customers and suppliers may be impaired;

•                  we may not be putting our capital to its most efficient use by pursuing certain acquisitions or investments, which may leave us unable to pursue better opportunities or to invest in promising capital projects in the future;

•                  we may be subject to litigation resulting from our business combinations ,acquisition or divestment activities; and

•                  we may assume unknown liabilities associated with the acquired businesses or be required to retain liabilities associated with divested businesses.

In addition, strategic alliances could subject us to a number of risks, including risks associated with sharing proprietary information, loss of control of operations that are material to our business and profit-sharing arrangements.  Moreover, strategic alliances may be expensive to implement, subject us to the risk that the third party will not perform its obligations under the relationship and impair attempts to pursue other similar initiatives with other parties that could have been more successful, any of which may subject us to losses over which we have no control or to expensive termination arrangements.

We cannot assure you that we will be successful in expanding our business upstream and downstream along the PV product value chain through our strategic initiatives.  Any failure or streamlining to successfully identify, execute and integrate/disaggregate our strategic transactions, including acquisitions, investments and alliances may have a material adverse effect on our growth, business prospects and results of operations.  As a result, the price of our ADSs may decline.  Additionally, any future acquisitions may also require potentially dilutive issuances of our equity securities and result in acquisition related write-offs and the assumption of debt and contingent liabilities, which could have a material adverse effect on our results of operations and cause the price of our ADSs to decline.

Any failure to integrate acquired businesses into our operations successfully and any material changes to our acquired business beyond our control could adversely affect our business.

In the future, we may continue to acquire companies, products or technologies.  The integration of the operations of any acquired business requires significant effort, including the integration of internal control systems, coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance.  Our efforts to integrate the operations of any acquired business with our existing operations and our ability to execute our plans for an acquired business may be affected and, in some cases, limited by applicable laws and regulations, existing contractual agreements of the acquired business, as well as cultural and language differences between different geographic locations.  As a result, we may have to incur additional expenses and expend significant amounts of our management’s time.  Our failure to integrate and manage successfully and coordinate the growth of the combined company could also have an adverse and material effect on our business.  In addition, there is no guarantee that any such business that we acquire in the future will become profitable or remain so.

The success of our integration of an acquired business into our operations depends on a number of factors, including, but not limited to:

•                  the ability of the combined company to achieve synergies among its constituent companies, such as increasing sales of the combined company’s products, achieving cost savings and effectively combining technologies to develop new products;

•                  our ability to manage the acquired brands and the combined product lines with respect to the customers of the acquired business and any decrease in customer loyalty and product orders caused by dissatisfaction relating to the acquisition and integration;

•                  our ability to continue to grow our operations and realize the potential of the acquisition; and

•                  our ability to retain key employees while reducing non-core personnel rendered redundant by the integration.

These factors, among others, will affect whether an acquired business can be successfully integrated into our business.  If we fail to integrate acquired businesses into our operations successfully, we may be unable to realize the business and operational synergies and efficiencies or other benefits that we expect from the acquisition and our competitive position in the marketplace could suffer.

In addition, we do not have absolute control over companies we invested in or joint ventures where we are the minority shareholder nor do we maintain control over the actions of other shareholders.  In certain instances material changes may occur in these investments or joint ventures that may affect us negatively, such as the transfer of ownership stake to third parties who we are not familiar with or who do not share the same vision as us for the or joint venture.  Such changes may negatively affect the integration of our investments and our business.

We may incur impairment losses on our acquisitions and investments in equity securities.

We have made minority investments in the equity securities of a number of companies, including Hoku Scientific, Nitol Solar, Shunda Holdings, Xi’an Longji Silicon and Wuxi Sunshine.  Under U.S. GAAP, if there is a decline in the fair value of the shares we hold in these companies, or any other company we invest in, over a period of time, and we determine that the decline is other-than-temporary, we will need to record an impairment loss for the applicable fiscal period.  In 2008, we incurred charges of $60.0 million and $13.8 million related to the impairment of our investments in Nitol Solar and Hoku Scientific, respectively.  In 2010, we incurred charges of $82.3 million related to the impairment of our investment in Shunda Holdings.  In 2011, we also incurred charges of $40.0 million, $48.0 million and $5.0 million related to the impairment of our investments in Nitol Solar, Shunda Holdings and Hoku Scientific, respectively. We cannot assure you that we will not need to incur additional expenses related to the impairment of our investments in the future.  Any such impairment expense could have a material adverse effect on our business, financial condition, results of operations and prospects.

The practice of requiring customers to make advance payments when they place orders with us has declined, and we have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased capital risk.

We have historically required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements.  In line with market trends, this practice of requiring our customers to make advance payments declined, which in turn increased our need to obtain additional short-term borrowings to fund our working capital requirements.  In 2011, a majority of our revenues were derived from credit sales, generally with payment schedule pursuant to our contracts with the customers.

Despite the more lenient payment terms, our customers may fail to meet their payment obligations, especially due to the global credit crunch that resulted in decrease of available financing, which could materially and adversely affect our financial position, liquidity and result of operations.

Most of our production, storage, administrative and research and development facilities are located in close proximity to one another in the city of Wuxi in Jiangsu Province.  Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

A significant amount of our production, storage, administrative, research and development facilities are located in close proximity to one another in the city of Wuxi in Jiangsu Province, China.  A natural disaster such as fire, floods or earthquakes, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist attacks or acts or war, could significantly disrupt our ability to manufacture our products and to operate our business.  If any of our production facilities or material equipment were to experience any significant damage or downtime, we might be unable to meet our production targets and our business could suffer.  Any damage or disruption at these facilities could have a material adverse effect on our business, financial condition and results of operations.

The competitive environment in which our PV systems integration business operates requires us, in some instances, to undertake post-sale customer obligations.  If our post-sale customer obligations are more costly than expected, our revenue and financial results could be materially adversely affected.

Projects undertaken by our PV systems integration business and in connection with our project development initiatives require us, in some instances, to undertake post-sale obligations that may include:

•                  system output performance guaranties;

•                  system maintenance; and

•                  liquidated damage payments or customer termination rights if the panels are not delivered timely or the system is not commissioned within specified timeframes.

Such post-sale obligations involve complex accounting analyses and judgments regarding the timing of revenue and expense recognition and in certain situations these factors may require us to defer revenue recognition until projects are completed, which could adversely affect revenue and profits in a particular period.  Moreover, if our post-sale customer obligations are more costly than expected, our revenue and financial results could be materially and adversely affected.

Our business depends substantially on the continuing efforts of our executive officers and our ability to maintain a skilled labor force, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially Dr. Zhengrong Shi, our founder, chief executive officer and the chairman of our board of directors.  If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all.  Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.  In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers.  Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions.  However, if any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where most of our executive officers reside and hold some of their assets.

If we are unable to attract, train and retain qualified technical personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified technical personnel.  In particular, we depend on the services of Dr. Stuart R. Wenham, our chief technology officer.  Recruiting and retaining capable personnel, particularly those with expertise in the PV industry, are vital to our success.  There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our technical personnel.  If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.

We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property.  Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate.  Third parties may infringe on or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results.  Policing unauthorized use of proprietary technology can be difficult and expensive.  Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.  We cannot assure you that the outcome of such potential litigations will be in our favor.  Such litigations may be costly and may divert management attention as well as divert our other resources away from our business.  An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation.  In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties.  The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement.  Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties.  The validity and scope of legal claims relating to PV technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may have highly uncertain outcomes.  We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties.  The defense of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel.  An adverse determination in any such litigation or proceeding to which we may become a party could subject us to significant liabilities to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies.  Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business, results of operations and financial condition would be materially and adversely affected if our sales outside China and Japan were to be restricted by intellectual property claims by third parties.

As of December 31, 2011, we had a total of 201 issued patents and 294 pending patent applications globally.  The protection of our proprietary technologies outside of China, Japan and Germany is limited, although we have sold, and expect to continue to sell, a substantial portion of our products outside of these countries.  Since the protection afforded by our patents is effectively mainly in China and Japan, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we sell our products.  If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected.  If we are required to stop selling such allegedly infringing products, seek licenses and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

Project development or construction activities may not be successful and projects under development may not receive required permits or construction may not commence as scheduled, which could increase our costs and impair our ability to recover our investments.

The development and construction of solar energy facilities involve numerous risks and potential delays.  We may be required to spend significant sums for preliminary engineering, permitting, legal, and other expenses before we can determine whether a project is feasible, economically attractive or capable of being built.  Success in developing a particular project is contingent upon, among other things:

•                  negotiation of satisfactory engineering, procurement and construction agreements;

•                  receipt of required governmental permits and approvals, including the right to interconnect to the electric grid;

•                  payment of interconnection and other deposits (some of which are non-refundable);

•                  obtaining construction financing; and

•                  timely implementation and satisfactory completion of construction.

Successful completion of a particular project may be adversely affected by numerous factors, including:

•                  delays in obtaining required governmental permits and approvals;

•                  uncertainties relating to land costs for projects on land subject to governmental approval;

•                  unforeseen taxes, engineering problems, or other issues;

•                  construction delays and contractor performance shortfalls;

•                  work stoppages;

•                  cost over-runs;

•                  equipment and materials supply;

•                  adverse weather conditions; and

•                  environmental and geological conditions.

If we are unable to complete the development of a solar energy facility, or fail to meet one or more agreed target supply or construction dates, we may be subject to liquidated damages and/or penalties under the EPC agreement or other agreements relating to the project, and we typically will not be able to recover our costs in the project.

Changes to existing regulations over the utility sector and the PV industry may present technical, regulatory and economic barriers to the purchase and use of PV products, which may significantly reduce demand for our products.

The market for power generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as the internal policies of electric utilities companies.  These regulations and policies often relate to electricity pricing and technical interconnection of end user-owned power generation.  In a number of countries, these regulations and policies are being modified and may continue to be modified.  End users’ purchases of alternative energy sources, including PV products, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our PV products.  For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes.  These fees could increase end users’ costs of using our PV products and make our PV products less desirable, thereby having an adverse effect on our business, prospects, results of operations and financial condition.

We anticipate that our PV products and their installation will continue to be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, and environmental protection, utility interconnection and metering and related matters in various countries.  It is also burdensome to track the requirements of individual localities and design equipment to comply with the varying standards.  Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our PV products.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Dr. Zhengrong Shi, our founder, chief executive officer and chairman of our board of directors, beneficially owned 30.2% of our outstanding share capital as of December 31, 2011.  As such, Dr. Shi has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions.  This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.  These actions may be taken even if they are opposed by our other shareholders.

Failure to obtain sufficient quantities of polysilicon and silicon wafers in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which would reduce, and limit the growth of, our manufacturing output and revenue.

We manufacture 1600 MW of our own wafers through Rietech.  For the remainder of our needs, we depend on the timely delivery by our suppliers of polysilicon and silicon wafers in sufficient volumes.  From 2005 to late 2008, we had experienced an industry-wide shortage of polysilicon and silicon wafers, subjecting us to the risk that our suppliers might fail to supply sufficient polysilicon and silicon wafers to us.  While we do not believe an industry-wide shortage of polysilicon and silicon wafers will re-occur in the short-term because of current market conditions and the creation of additional polysilicon and silicon wafer manufacturing capacity by new entrants to the industry, we cannot assure you that market conditions will not again rapidly change.  We may experience actual shortages of polysilicon and silicon wafers or late or failed delivery in the future for the following reasons, among others:

•                  the terms of our polysilicon and silicon wafer contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, in which case we may not be able to recover damages fully or at all;

•                  many of our suppliers, especially those that operate in China, have considered or have already invested in their own downstream module capacities.  We might face difficulties in sourcing silicon wafer supplies from them in a state of industry-wide wafer material shortage should these wafer suppliers decide to manufacture and sell sizable amounts of PV modules; and

•                  our supply of polysilicon and silicon wafers is subject to the business risk of our suppliers, one or more of which may go out of business for any one of a number of reasons beyond our control in the current economic environment.

If we fail to obtain delivery of polysilicon and silicon wafers in amounts and according to time schedules that we expect, we may be forced to reduce production, which will adversely affect our revenues.  Our failure to obtain the required amounts of polysilicon and silicon wafers on time and at commercially reasonable prices can substantially limit our ability to meet our contractual obligations to deliver PV products to our customers.  Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes.  In addition, our failure to obtain sufficient polysilicon and silicon wafers will result in under-utilization of our production facilities and an increase of our marginal production cost.  Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

We sometimes act as the general contractor for customers in our PV systems integration business, and our PV systems integration business is subject to risks associated with construction, cost overruns, delays and other contingencies tied to performance bonds and letters of credit, which could have a material adverse effect on our business and results of operations.

In operating our PV systems integration business we sometimes act as the general contractor for customers in connection with the installation of PV systems.  Generally, essential costs are estimated at the time of entering into the sales contract for a particular project, and these are reflected in the overall price that we charge customers for the project.  These cost estimates are preliminary and may or may not be covered by contracts between us or the other project developers, subcontractors, suppliers and other parties to the project.  For example, the cost of commodities used in such projects, such as steel, may fluctuate significantly in price between the time we submit a bid for a project and the time when we actually make purchases for the project.  In addition, we require qualified and licensed subcontractors to install many systems forming part of the project.  Shortages of such skilled labor could significantly delay a project or otherwise increase our costs.  Should miscalculations in planning a project or defective or late execution occur, we may not achieve our expected margins or cover our costs.  Also, some customers require performance bonds issued by a bonding agency or letters of credit issued by financial institutions.  Due to the general performance risk inherent in construction activities, it has recently become increasingly difficult to secure suitable bonding agencies willing to provide performance bonds, and obtaining letters of credit requires adequate collateral.  In the event we are unable to obtain suitable bonding or sufficient letters of credit, we will be unable to bid on, or enter into, sales contracts requiring such guarantees.

In addition, customers undertaking larger PV projects often require the payment of substantial liquidated damages for each day or other time period of the installation not being completed beyond the agreed target date, the amount of which could be up to the entire project sale price.  Customers or other investors in the project may also require that the PV system generate specified levels of electricity in order to maintain their investment returns, allocating substantial risk and financial penalties to us if those levels are not achieved, up to and including the return of the entire project sale price.  Furthermore, customers often require protections in the form of conditional payments, performance guaranties, payment retentions or holdbacks, and similar arrangements that condition its future payments on performance.  Delays in solar panel or other supply shipments, other construction delays, unexpected performance problems in electricity generation or other events could cause us to fail to meet these performance criteria, resulting in unanticipated and significant revenue and earnings losses and financial penalties.  Construction delays are often caused by inclement weather, failure to timely receive necessary approvals and permits, or delays in obtaining necessary PV modules, inverters or other materials.  All such risks could have a material adverse effect on our business and results of operations.

Emerging markets are an important part of our business plans.  As we continue to develop our business in emerging markets, we may face challenges unique to emerging markets that could adversely impact our operations and/or profitability.

We are increasing our sales in emerging markets, such as China and India.  The development of our business in emerging markets, may be a critical factor in determining our future ability to sustain or increase the level of our global revenues.  Challenges that arise in relation to the development of the business in emerging markets include, but are not limited to, more volatile economic conditions, competition with companies that are already present in the market, the need to identify correctly and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), inadvertent breaches of local law/regulation and not being able to recruit sufficient personnel with appropriate skills and experience.  The failure to exploit potential opportunities appropriately in emerging markets may have a materially adverse effect on our financial condition and results of operations.

In addition, we may need to extend longer credit terms and extended repayment plans for certain customers in emerging markets than what we traditionally extend to our customers in Western Europe and the U.S.  The extended credit terms may have a material adverse effect on our cash flows, liquidity and financial condition.

Environmental obligations and liabilities could result in adverse publicity and have a substantial negative impact on our financial condition, cash flows and profitability.

As our research, development, transportation and manufacturing processes generate noise, greenhouse gases, carbon dioxide, waste water, gaseous and other industrial wastes and involve the use, handling, generation, processing, storage, transportation and disposal of hazardous, toxic or volatile materials, we are required to comply with international, national and local regulations regarding environmental protection.  These environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management and disposal of hazardous materials and wastes, the cleanup of contaminated sites, production of greenhouse gas emissions, and occupational health and safety.  We have incurred and will continue to incur significant costs and capital expenditures in complying with these laws and regulations.  In addition, violations of, or liabilities under, environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subjected to substantial fines, penalties, criminal proceedings, third party property damage or personal injury claims, cleanup costs or other costs.  While we believe we have all necessary permits to conduct our business as it is presently conducted, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of presently unknown environmental conditions may require expenditures, substantial fines, suspension or ceasing operations that could have a material adverse effect on our business, results of operations and financial condition.

The manufacturing processes for producing polysilicon and silicon wafers employ processes that generate toxic waste products, including the highly volatile and highly toxic substance silicon-tetrachloride.  We manufacture our own wafers through Rietech, and we purchase our polysilicon and silicon wafers from our suppliers in the United States, Europe and Asia.  If we or any of our suppliers fail to comply with environmental regulations for the production of polysilicon and the discharge of the highly toxic waste products, we may face negative publicity that may have a material adverse effect on our business and results of operations.  Furthermore, if any of our suppliers are forced to suspend or shut down production due to violations of environmental regulations, we may not be able to secure enough alternative polysilicon and silicon wafers for our production needs on commercially reasonable terms, or at all.

Hazardous materials and greenhouse gas emissions are coming under increasingly stringent governmental regulation.  Future regulation in these areas could impact the manufacture, sale, collection and disposal of PV modules and could require us to make unforeseen environmental expenditures or limit our ability to manufacture, sell and distribute our products.  With respect to hazardous waste, European Union Directive 2002/95/EC on the Restriction of the Use of Hazardous Substances in electrical and electronic equipment (RoHS Directive), restricts the use of certain hazardous substances in specified products.  Other jurisdictions, such as China have adopted similar legislation or are considering doing so.  Currently, PV modules are not subject to the RoHS Directive; however, the RoHS Directive allows for future amendments subjecting additional products to the requirements and the scope.  If PV modules are included in the scope of RoHS without an exemption or exclusion, this could have a material adverse effect on our business, financial condition and results of operations.

With respect to greenhouse gases, 114 countries, including the United States, China and India, have agreed to be covered by the Copenhagen Accord climate change agreement.  The United States has pledged to reduce greenhouse gas emissions by about 17 percent by 2020 compared with 2005, contingent on Congress’s enacting climate change legislation.  China has announced it will try to voluntarily reduce its emissions of carbon dioxide per unit of economic growth by 40 to 45 percent by 2020, compared with 2005 levels.

International accords on climate change, such as the Kyoto Protocol and European Union Emissions Trading System (EU ETS), are launching “cap and trade” systems in several countries for the allowance for emitting carbon dioxide and other greenhouse gases.  A cap and trade system could lead to higher demand for PV products since PV products result in lower emissions than conventional power.  However, cap and trade laws, increased regulations or other developments related to greenhouse gases could increase our operating, manufacturing and transportation costs and require significant capital expenditures to reduce greenhouse gas emissions.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Almost all of our manufacturing operations are conducted in China and some of our sales are made in China.  Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China.  The Chinese economy differs from the economies of most developed countries in many respects, including:

•                  the amount of government involvement;

•                  the level of development;

•                  the growth rate;

•                  the control of foreign exchange; and

•                  the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven both geographically and among various sectors of the economy.  The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources.  Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us.  For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy.  Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government.  The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business.  The PRC government also exercises significant control over Chinese economic growth through the allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or certain categories of companies.  Efforts by the PRC government to exercise macro-economic control, such as by slowing the pace of growth or adjusting the structure of the Chinese economy, could result in decreased capital expenditures by solar energy users, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall level of economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct a significant portion of our business through our subsidiary, Wuxi Suntech.  Wuxi Suntech is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises.  The PRC legal system is based on written statutes.  Prior court decisions may be cited for reference but have limited precedential value.  Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China.  However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us.  In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar.  Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  This change in policy has resulted in approximately 25% appreciation of the Renminbi against the U.S. dollar since July 2005.  While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.  As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs.  In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.  For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion.  Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Certain portions of our revenues and expenses are denominated in Renminbi.  If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares.  Under China’s existing foreign exchange regulations, our PRC subsidiaries are generally able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements.  However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE.  In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts.  These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose vehicle.”  PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.  In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital.  In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to the SAFE notice.  While we believe our current shareholders have complied with existing SAFE registration procedures, however, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE notice or other related rules in the future.  In case of any future non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange.”  On January 5, 2007, the SAFE promulgated Implementation Rules for those measures and on March 28, 2007, the SAFE further promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies (collectively, referred to as the “Individual Foreign Exchange Rules”).  According to the Individual Foreign Exchange Rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures.  Our PRC affiliates and our employees who are PRC citizens and individual beneficiary owners, or have been granted restricted shares or share options, may be subject to the Individual Foreign Exchange Rules.  The failure of our PRC individual beneficiary owners, the restricted holders or our PRC affiliates to comply with the Individual Foreign Exchange Rules or relevant SAFE local counterparts’ requirement may subject them to fines and legal sanctions.

Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. On January 5, 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individual, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. Under these rules, PRC citizens who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. Participants of a stock incentive plan who are PRC citizens must retain a qualified PRC domestic agent, which could be a PRC subsidiary of such overseas publicly-listed company or other qualified PRC domestic institution designated by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stocks. In addition, the PRC domestic agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC domestic agent or the overseas entrusted institution or other material changes.

We and our PRC citizen employees who participate in our stock incentive plan are subject to these regulations. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under the PRC laws.  In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options are subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules. No assurance can be given that our consultants, who have been or will be granted share options, would be deemed as our employees under the Stock Incentive Plan Rules and will successfully complete the registration of share options with SAFE after the completion of this offering. See ‘‘Company Information — Regulation — Employee Stock Options’’ in Exhibit 99.1 to this report on 6-K.

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease of our net income and materially and adversely affect our results of operations.

Our operating subsidiaries incorporated in the PRC are governed by the PRC income tax law, which included until December 31, 2007, the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the People’s Republic of China on Enterprises Income Tax, and, prior to January 1, 2008, were generally subject to the PRC enterprise income tax (“EIT”) rate of 33%, subject to reductions as part of incentives granted to foreign-invested enterprises and domestic companies that qualified as “high and new technology enterprises” operating in a state level economic and technological development zone or in the central or western region in China.  For example, Wuxi Suntech, which is registered and operates in a high-tech zone in Wuxi, a state level economic and technological development zone, has been qualified as a “high and new technology enterprise.”  As a result, it has been entitled to a preferential enterprise income tax rate of 15.0% since January 1, 2008 and it can continue to enjoy the15% EIT rate so long as it continues to operate in the high-tech zone and maintains its “high and new technology enterprise” status.

The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law, the Implementation Regulations, issued by the PRC State Council, became effective as of January 1, 2008.  Under the EIT Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemptions, reductions and preferential treatments applicable to foreign-invested enterprises.

Each of Wuxi Suntech, Luoyang Suntech Power Co., Ltd., Kuttler Automation Systems (Suzhou) Co., Ltd and Zhenjiang Rietech is qualified as a “high and new technology enterprise” under the definition stipulated in the Administrative Measures for the Determination of High and New Technology Enterprises effective as of January 1, 2008.  Wuxi Suntech, Luoyang Suntech Power Co., Ltd., Kuttler Automation Systems (Suzhou) Co., Ltd and Zhenjiang Rietech were successfully approved to be qualified as “high and new technology enterprises” under the new EIT regime on December 1, 2008, December 30, 2008, December 22, 2009 and November 8, 2011, respectively.  The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of the certificate.  Wuxi Suntech and Luoyang Suntech Power Co., Ltd. successfully renewed their “high and new technology enterprise” certificates on October 31, 2011 and October 28, 2011, respectively. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise, such status will be terminated from the year of such change.  We cannot assure you that certain of our other PRC subsidiaries will continue to qualify as “high and new technology enterprises” in future periods.  If any of our other PRC subsidiaries fails to qualify as a “high and new technology enterprise,” our income tax expenses would increase, which would have a material and adverse effect on our net income and results of operations.

Any significant increase in our income tax expenses may have a material adverse effect on our profit for the year.  Reduction or elimination of the financial subsidies or preferential tax treatments we enjoyed prior to January 1, 2012 or imposition of additional taxes on us or our combined entities in China may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may be deemed as a PRC tax resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered as “PRC tax resident enterprises” and are generally subject to the uniform 25% EIT rate as to their worldwide income.  Under the Implementation Regulations issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.  As the detailed Implementation Regulations are not clear, we can not assure you whether we will be treated as a resident enterprise for PRC tax purposes.  If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the uniform tax rate of 25%, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.

Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.

Under the EIT Law and Implementation Regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-tax resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC.  Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.  If we are considered a PRC “tax resident enterprise,” the interest or dividends we pay with respect to our notes, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, might be treated as PRC sourced income and be subject to PRC tax.  If we and Suntech BVI are deemed to be a PRC “tax resident enterprise”, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company could be exempt from Chinese withholding tax on dividends, and dividends from our Cayman Islands company to ultimate shareholders that are non-PRC tax resident enterprises and do not have an establishment or place in the PRC, or which have such an establishment or place but the relevant income is not effectively connected with the establishment or place, might be subject to PRC withholding tax at 10% or a lower treaty rate.  Our PRC subsidiaries currently do not have any plans to distribute dividends to Suntech BVI, other intermediate holding companies or our Cayman Islands company.

If we are required under the EIT Law to withhold PRC income tax on the interest or dividends, if any, that we pay to our non-PRC investors that are “non-tax resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our notes, ordinary shares or ADSs may be materially and adversely affected.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008.  The Implementation Rules of the New Labor Contract Law were subsequently promulgated and became effective on September 18, 2008.  The PRC government also promulgated the Law on Mediation and Arbitration of Labor Disputes on December 29, 2007, which came into effect on May 1, 2008.  The New Labor Contract Law imposes stricter requirements in terms of signing labor contracts, paying remuneration, stipulating probation and penalties and dissolving labor contracts.  It also requires the terms of employment contracts to be placed in writing within one month of the commencement of an employment relationship, which may make hiring temporary workers more difficult.  In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee’s working years at the employer.  Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day.  As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations.  These newly enacted labor laws and regulations also impose greater liabilities on employers and may significantly increase the costs to an employer if it decides to reduce its workforce.  In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs has been, and may continue to be, volatile.

In 2011, the trading price of our ADSs as reported by the New York Stock Exchange ranged from a high of $10.71 per ADS to a low of $1.70 per ADS.  The market price for our ADSs may continue to be highly volatile and subject to wide fluctuations in response to a variety of factors, including the following:

•                  future economic or capital market conditions;

•                  foreign currency fluctuations;

•                  the availability and costs of credit and letters of credit that we require;

•                  announcements of technological or competitive developments;

•                  regulatory developments in our target markets affecting us, our customers or our competitors;

•                  announcements regarding patent litigation or the issuance of patents to us or our competitors;

•                  announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•                  actual or anticipated fluctuations in our quarterly operating results;

•                  changes in financial estimates by securities research analysts;

•                  changes in the economic performance or market valuations of other PV technology companies;

•                  addition or departure of our executive officers and key research personnel; and

•                  sales or perceived sales of additional ordinary shares or ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our second amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions.  These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.  For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise.  Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult.  If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.   As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement.  Under our second amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days.  When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter.  In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner.  We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs.  Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.  As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested.  In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

If a poll is not demanded at our shareholder meetings, voting will be by a show of hands and shares will not be proportionately represented.  Shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.

Voting at any of our shareholder meetings is by a show of hands unless a poll is demanded.  A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.  If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name.  If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name.  In the absence of a poll, shares will therefore not be proportionately represented.  In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third of our ordinary shares being present at a meeting in person or by proxy.  Therefore, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of the majority of our shareholders in person or by proxy.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary.  However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties.  In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADS holders’ right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities.  However, we cannot make rights available to our ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available.  Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act.  We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective.  Moreover, we may not be able to establish an exemption from registration under the Securities Act.  Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses.  You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.  However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs.  For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them.  In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a “foreign private issuer,” and have disclosure obligations that are different than those of other U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC.  For example, we are not required to issue quarterly reports or proxy statements.  We are allowed six months to file our annual report with the SEC, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers.  Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act.  As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors.  We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.

Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies.  We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.  Violations of these rules could affect our business, results of operations and financial condition.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands.  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.  The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.  The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States.  In particular, the Cayman Islands has a less developed body of securities laws than the United States.  In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States.  A substantial portion of our current business operations are conducted in the PRC.  In addition, a majority of our directors and officers are nationals and residents of countries other than the United States.  A substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for you to effect service of process within the United States upon these persons.  It may also be difficult for you to enforce in U.S. court judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States.  In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.  In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We may be or may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ended on December 31, 2011, although there can be no assurance in this regard.  Under the U.S. Internal Revenue Code of 1986, as amended, the determination of a non-US corporation is a PFIC is made annually.  Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year.  In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate.  Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.  For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements.  Moreover, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.  For more information on PFICs, see “Company Information — Taxation — Certain United States federal income tax consequences — passive foreign investment company” in Exhibit 99.1 to this report on Form 6-K